FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of November 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice Concerning Completion of Repurchase of Fractional Shares Resulting from a Share Exchange Transaction (Purchase of Fractional Shares pursuant to Article 234, Paragraph 4, of the Company Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on November 8, 2010 in Kyoto, Japan

Notice Concerning Completion of Repurchase of Fractional Shares

Resulting from a Share Exchange Transaction

(Purchase of Fractional Shares pursuant to Article 234, Paragraph 4, of the Company Act)

Nidec Corporation (NYSE: NJ) (“Nidec”) announced today that, in accordance with a resolution of the Board of Directors made on November 6, 2010, Nidec has completed the repurchase of fractional shares resulting in connection with a recent share exchange transaction pursuant to Article 234, Paragraphs 4 and 5, of the Company Act, as described below:

1. Details Regarding the Completed Repurchase

(i)   Type of shares repurchased:  Share of Nidec common stock

(ii)  Aggregate number of shares repurchased:  658 shares

(iii) Aggregate repurchase price paid:  5,435,080 yen

(iv) Repurchased date:  November 6, 2010

(Reference)

Details of the Resolution of the Board of Directors Made on November 6, 2010:

(i)   Type of shares subject to repurchase:  Share of Nidec common stock

(ii)  Aggregate number of shares:  658 shares

(iii) Aggregate repurchase price:  Price obtained by multiplying the opening price of Nidec’s common stock in regular trading on the Osaka Securities Exchange on November 8, 2010 (or, if there is no trading on that day, the price at which the first trading occurs immediately thereafter) by 658.

(iv) Repurchase date:  November 6, 2010

(v)  Repurchase price per share:  Opening price of  Nidec’s common stock in regular trading on the Osaka Securities Exchange on November 8, 2010 (or, if there is no trading on that day, the price at which the first trading occurs immediately thereafter)

2. Information on Treasury Shares as of today

(i)  Number of issued shares:  145,075,080 shares

(ii) Number of treasury shares:  5,064,572 shares

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